Exhibit 10.2

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT WERE OMITTED AND REPLACED WITH "***".   A COMPLETE VERSION OF THIS EXHIBIT HAS BEEN FILED SEPARATELY WITH THE SECRETARY OF THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO AN APPLICATION REQUESTING CONFIDENTIAL TREATMENT UNDER RULE 24B-2 OF THE EXCHANGE ACT OF 1934.

CO-PROMOTION AGREEMENT

This Co-Promotion Agreement (this “Agreement”) is entered into this 24th day of July, 2006 by and between Depomed, Inc., a California corporation (“Depomed”), and Esprit Pharma, Inc., a Delaware corporation (“Esprit”).

BACKGROUND

A.            Esprit has exclusive marketing rights to the extended release ciprofloxacin hydrochloride pharmaceutical product known as ProQuin® XR, which product is the subject of NDA #021744 (as such NDA may be amended or supplemented subsequent to the Effective Date) (the “Product”).

B.            Esprit and Depomed desire to enhance the marketing of the Product in the Territory (as hereinafter defined) by enlisting the support and participation of Depomed and the Depomed Sales Force (as defined below) in the Product marketing effort.

AGREEMENT

Now, therefore, in consideration of the foregoing and the mutual promises herein contained, Esprit and Depomed hereby agree as follows:

1.             Definitions

1.1.          “Affiliate” means a corporation or business entity that, directly or indirectly, is controlled by, controls, or is under common control with any entity.  For this purpose, “control” means the direct or indirect ownership of more than fifty percent of the voting or income interest in such corporation or business entity, or such other relationship as, in fact, constitutes actual control.

1.2.          “Call” means an in-person, face-to-face sales presentation of the Product made by a sales representative, which presentation is for the purpose of promoting the sale of the Product.

1.3.          “Depomed Net Sales” means, for a particular period, the amount calculated by multiplying (a) Net Sales for such period by (b) the Depomed Percentage.

1.4.          “Depomed Percentage” means, for a particular period, the percentage determined by dividing (a) the total number of Units of prescriptions for Product written during such period by Prescribers on the Depomed Physician List (not including any Prescriber who is an Excluded Depomed Physician as of the end of any calendar month included within such period), by (b) the total number of Units of prescriptions for Product written during such period, in each case based on Prescriber Data for the applicable period.

1.5.          “Depomed Physician List” means the list of Prescribers to whom, pursuant to the terms of this Agreement, the Depomed Sales Force conducts Calls, as such list may be amended from time to time either (i) by mutual agreement of Esprit and Depomed, or (ii) otherwise in accordance with this Agreement.  Notwithstanding the foregoing, the Depomed Physician List will not include urologists, ob/gyns or Prescribers on the Esprit Target Physician List, and will not include more than 40,000 Prescribers.

1.6.          “Early Termination Detail Amount” is an amount equal to ***.

1.7.          “Early Termination Fee” is an amount equal to ***.

1.8.          “Effective Date” means the date first set forth above.

1.9.          “Esprit Target Physician List” means those Prescribers identified by Esprit with whom the Esprit Sales Force conducts Calls, which includes all ob/gyns, urologists and certain high prescribing primary care physicians, as such list may modified from time to time upon timely notice to Depomed.  Notwithstanding the foregoing, the Esprit Target Physician List will not include any Prescribers on the Depomed Physician List.

1.10.        “Excluded Depomed Physicians” means any Prescriber on the Depomed Physician List who, following the Promotion Commencement Date ***.

1.11.        “FDA” means the United States Food and Drug Administration.

1.12.        “First Position Detail Call” means a Call in which a full Product presentation is made,  during which key Product attributes are verbally presented, the Product is the first Product presented and (c) on which the most time is spent during the Call.  No more than one presentation in any Call shall be considered a First Position Detail Call.

1.13.        “Fiscal Quarter” means the three-month periods ending on March 31, June 30, September 30 and December 31 of each year, except for the first “Fiscal Quarter” hereof, which shall begin on the Promotion Commencement Date and end on the earliest to occur of the dates set forth in this sentence.  These periods (other than the first “Fiscal Quarter” referred to above) correspond to the quarters in the Esprit fiscal year, which ends on December 31 of each year.

1.14.        “License Agreement” means that certain Exclusive Marketing and Supply Agreement, dated as of July 21, 2005, by and between Depomed and Esprit as amended by Amendment No.1 thereto of even date herewith.

1.15.        “Marketing Plan” means a plan for the marketing and detailing of the Product in the Territory to Prescribers, and may include provisions related to promotional strategies, detailing plans, pricing, advertising plans and budgets for promotional and advertising activities.

1.16.        “NDA” means a New Drug Application filed with the FDA.

1.17.        “Net Sales” means the actual gross amount invoiced on sales of the Product in the Territory by Esprit, its Affiliates, sublicensees and assigns to independent, unrelated third parties during a calendar year in bona fide arms length transactions, less the following deductions allowed and taken by third parties and not otherwise recovered by or reimbursed to Esprit, its Affiliates, sublicensees or assigns: (a) freight, insurance and other transportation charges to the extent added to the sales price and set forth separately as such on the total amount invoiced; (b) any sales, use, value-added, excise taxes and/or duties or allowances on the selling price of the Product which fall due and are paid as a consequence of such sale; (c) chargebacks, trade, quantity and cash discounts and rebates actually allowed and taken to the extent customary in the trade, including, without limitation, governmental rebates; (d) allowances or credits, including but not limited to, allowances or credits to customers on account of rejection, defects or returns of the Product or because of a retroactive price reduction, and such other deductions (including without limitation shortage deductions) actually taken by customers that are customary in the trade; and (e) bad debt.  Net Sales shall not include a sale or transfer to an Affiliate, sublicensee and assign or if done for clinical, regulatory or governmental purposes where no consideration is received but the resale by such Affiliate, sublicensee, or assign shall be considered a sale of the Product.

1.18.        “Prescribers” means physicians and other health care practitioners who are permitted by law to prescribe Product in the Territory.

1.19.        “Prescriber Data” means data provided by a third party which measures prescriptions written for Product (by individual Prescriber) in the Territory during a specified time period, from a source mutually agreed in writing by the parties.

1.20.        “Promotion Commencement Date” means the first date upon which the Product is promoted within the Territory by the Depomed Sales Force in the Territory to Prescribers.

1.21.        “Proprietary Information” means any and all scientific, clinical, regulatory, marketing, financial and commercial information or data, whether communicated in writing, orally or by any other means, which is owned and under the protection of one party and is provided by that party to the other party in connection with this Agreement.

1.22.        “Sales Force” means the sales representatives employed by or on behalf of Depomed or Esprit, as the case may be, for the detailing of the Product in the Territory to Prescribers.  A party’s Sales Force includes, without limitation, any sales representatives engaged by the party during through an arrangement with a contract sales organization or other third party (in the case of Depomed, engaged in accordance with Section 2.5).

1.23.        “Second Position Detail Call” means any Call other than a First Position Detail Call.

1.24.        “Supply Agreement” means that certain Supply Agreement, dated as of July 21, 2005, by and between Depomed and Esprit.

1.25.        “Term” of this Agreement means the period of time defined in Section 13.1 of this Agreement.

1.26.        “Territory” means the United States of America.

1.27.        “Unit” means a single tablet of the Product.

2.             Grants And Obligations

2.1.          Grant of Co-Promotion Right.  Pursuant to its rights under the License Agreement, Esprit hereby grants to Depomed, during the Term of this Agreement, the non-exclusive right to promote and detail the Product in the Territory to Prescribers jointly with Esprit, subject to the terms and conditions of this Agreement.

2.2.          Limitation on Marketing Diligence.  Subject to the provisions of this Agreement, including those related to termination and compensation and those related to the Prescribers on whom Depomed is entitled to call, Depomed shall have no specific minimum marketing diligence obligations with respect to the Product with regard to minimum Calls or minimum First Position Details or Second Position Details.

2.3.          Proprietary Interest in the Product.  Nothing contained in this Agreement shall be deemed to grant Depomed, either expressly or by implication, a license or other right or interest in any patent, trademark or other similar property of Esprit or its affiliates except as may be necessary for Depomed to promote and detail the Product pursuant to this Agreement; provided, however, that except for the grant by Esprit to Depomed of the license to market the Product in the Territory in the License Agreement, nothing in this Agreement shall supersede or modify the provisions of the License Agreement relating to intellectual property matters.

2.4.          Establishment of Depomed Physician List.  At Depomed’s option, it may, but is not obligated to, have the Depomed Sales Force promote and detail the Product directly to Prescribers who are not on the Esprit Target Physician List.  Depomed will inform Esprit at least forty-five (45) days in advance of the commencement of Calls by the Depomed Sales Force and provide Esprit with the Depomed Physician List.  During such fifteen (15) day period following its receipt of the Depomed Physician List, Esprit will be entitled to review the Depomed Physician List and confirm that such list does not contain any Prescribers who are, as of the end of the most recently completed month, on the Esprit Target Physician List.  Following creation of the initial Depomed Physician List, from time to time but not more than three (3) times per calendar year, Depomed may have the Depomed Sales Force promote and detail the Product to Prescribers on the Esprit Target Physician List, but such Prescribers will not be added to the Depomed Physician List for purposes of calculating promotion fees payable to Depomed hereunder.

2.5.          Depomed Sales Force.  Depomed shall be entitled to perform Calls through its own sales force, or through a contract sales organization engaged by Depomed to perform Calls on Depomed’s behalf.  Depomed’s engagement of any third party, other than members of Depomed’s sales force or a contract sales organization, to perform Calls on Depomed’s behalf shall be subject to Esprit’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned.  Prior to engaging any such third party to perform Calls on its behalf, Depomed shall identify such third party in writing to Esprit (such communication, a “Sales Force Notice”), and Esprit shall approve or reject in writing Depomed’s engagement of such third party within fifteen (15) business days after receipt from Depomed of the Sales Force Notice.  Esprit’s failure to respond in writing to a Sales Force Notice within such fifteen (15) business day period shall be deemed to be an approval of Depomed’s engagement of the third party identified in the Sales Force Notice.

3.             Marketing Committee

3.1.          Coordinators.  Esprit and Depomed shall each appoint an authorized representative (“Coordinator”) between whom communications will be directed.  Each party will notify the other as to the name of the individual so appointed.  The Coordinators shall meet periodically in person or by video or telephone conference, but not less frequently than monthly through 2006 and thereafter on a quarterly basis, to monitor the call plan of the Depomed Sales Force and the Esprit Sales Force to ensure coordination between the parties’ respective call plans.  Each party may replace its Coordinator at any time, upon written notice to the other party.

3.2.          Marketing Committee.  If requested by Esprit, Depomed’s Coordinator shall appoint a qualified representative of Depomed with expertise in the marketing of specialty pharmaceutical products to any marketing or commercialization committee established by Esprit for the purpose of coordinating and/or directing the marketing effort with respect to the Product (such committee, the “Marketing Committee”).  The Marketing Committee may perform such coordination and oversight functions as determined by Esprit.  Such functions may include, among others:  (i) meeting from time to time, at mutually agreeable times and locations, to discuss and coordinate the promotion and detailing of the Product in the Territory and the strategies and programs that should be developed to maximize Net Sales of the Product; and (ii) coordinating marketing activities with respect to the Product.  Esprit will have the final responsibility for developing promotional materials with respect to the Product in the Territory.  The parties acknowledge that Depomed’s participation on the Marketing Committee is not expected to require more than ten (10) working days annually of the time of the Depomed representative appointed to the Marketing Committee.

3.3.          Expenses.  Each party shall bear its own costs associated with its participation in the Marketing Committee, including but not limited to the costs of travel and expenses directly associated with participation in the Marketing Committee.

3.4.          Dispute Resolution.  Esprit shall have the right to resolve any disagreement among the members of the Marketing Committee in its sole and absolute discretion.

4.             Product Promotion

4.1.          Depomed Physician List.  Depomed shall be primarily responsible for, and shall bear all costs and expenses associated with, the detailing of the Product in the Territory to the Prescribers on the Depomed Physician List.  Depomed will not compensate Esprit for services performed by the Esprit Sales Force or for other costs of promotion incurred by Esprit.

4.2.          Promotional Materials.  Esprit shall create and develop sales and promotional materials relating to the Product.  Depomed will not, without Esprit’s prior review and approval, publish or distribute any sales or promotional material with respect to the Product developed or created by or on behalf of Depomed.  Esprit shall provide Depomed with copies of promotional materials relating to the Product at ***% of Esprit’s out-of-pocket cost for such materials.

4.3.          Adverse Reaction Reports.  During the Term of this Agreement, each party shall promptly notify the other party of all information required to be reported to the FDA coming into its possession concerning side effects, injury, toxicity or sensitivity reaction including unexpected increased incidence and severity thereof associated with commercial or clinical uses, studies, investigations or tests with the Product (animal or human), throughout the world, whether or not determined to be attributable to the Product (“Adverse Reaction Reports”).  In the case of Adverse Reaction Reports within the scope of 21 CFR 314.80(c)(iii), Depomed shall transmit such adverse reaction reports so that they are received by Esprit within three (3) business days after receipt by Depomed, or such earlier reporting period as may be required by law.  Esprit shall transmit adverse reaction reports to Depomed on a periodic basis, but no less often than once every six (6) months; provided, however, that Esprit shall promptly notify Depomed of any Adverse Reaction Report requiring the cessation or substantial alteration of detailing activities by the Depomed Sales Force.  All such communications shall be held in the strictest confidence by Depomed and shall be subject to the terms of Article 11 hereof.

4.4.          Regulatory Compliance.  Depomed’s detailing and promotional activities with respect to the Product shall be conducted (a) only in a manner which is consistent with FDA and all other applicable regulatory approvals or requirements which are then in effect with respect to the Product and (b) in compliance with all applicable laws, restrictions and regulations of the FDA, the Department of Commerce and any other United States, state, local, or applicable agency or authority.  Depomed shall (a) limit its claims of efficacy and safety for the Product to those that are consistent with approved promotional materials and FDA-approved prescribing information for the Product in the Territory, (b) not add, delete or modify claims of efficacy and safety in the marketing of the Product under this Agreement from those claims of efficacy and safety that are consistent with the FDA-approved prescribing information and applicable law and (c) detail and promote the Product in adherence to applicable laws and in compliance with the then current Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals.

4.5.          Samples.  Esprit will provide Depomed with samples (such as starter or trial kits) of Product for distribution to health care personnel and the trade in connection with Depomed’s promotion of the Product hereunder at ***% Esprit’s out-of-pocket cost for such samples; provided, however, that during the term of the Supply Agreement, Depomed may obtain samples directly from its contract manufacturer (provided that Depomed shall supply Esprit’s requirements of samples pursuant to the terms of the Supply Agreement prior to supplying its own sample requirements).  With respect to Depomed’s purchase of samples through either of the foregoing options, Depomed shall only order full lots of samples.  Depomed shall maintain records concerning its trial kit or sample distribution as required by the Prescription Drug Marketing Act of 1987 (the “Act”) and relevant state laws.  Depomed shall take such steps as necessary to ensure that its representatives comply with all requirements of the Act, including but not limited to obtaining requests and receipts signed by licensed prescribers for all trial kits or samples delivered.  If requested by Esprit, Depomed shall provide to Esprit copies of such records as the manufacturer is required by the Act to retain.  Otherwise, Esprit shall have access to such records in accordance with Section 12.1 of this Agreement.  Depomed shall indemnify Esprit and hold Esprit harmless from any liability that Esprit may incur, whether civil, criminal or otherwise, by reason of a violation of the Act by Depomed or by any member of the Depomed Sales Force.

4.6.          Trademarks.  This Agreement shall not confer upon Depomed any interest in any trademark or trade name associated with the Product in the Territory, including those used in promotional materials.

4.7.          Ownership of Promotional Materials.  Esprit shall own all copyrights to all advertising, promotional and training materials as well as all other written materials, audiotapes, videotapes, or other copyrightable materials that are created by or on behalf of Esprit during the Term of this Agreement in connection with the marketing of the Product.  Depomed shall use commercially reasonable efforts consistent with accepted business practices to obtain such assignments from the authors and creators of such materials as may be necessary to vest ownership of the copyright in Esprit.  Esprit shall, and does hereby, grant to Depomed a royalty-free license to use and reproduce such materials solely in conjunction with its performance of services pursuant to this Agreement, which license shall not be assignable or transferable by Depomed.

4.8.          Prescriber Data.  Depomed shall reimburse Esprit quarterly for the portion of Esprit’s out-of-pocket costs incurred in procuring the Prescriber Data that is equal to the cost of such Prescriber Data multiplied by the Depomed Percentage for the applicable Fiscal Quarter.  Esprit shall make all Prescriber Data available to Depomed promptly, but in no event more than twenty-one (21) days following, Esprit’s receipt thereof.

5.             Detailing Effort; Depomed Physician List

5.1.          Reports.  Following the Promotion Commencement Date, within thirty (30) days following the end of each calendar month during the Term, Depomed shall provide Esprit with a status report, which report will summarize Depomed’s detailing efforts pursuant to this Agreement for such prior month and on a rolling 12 month basis, including:  (a) the number of Calls made, including detail as to the Prescribers who received Calls, dates of Calls and the relative emphasis of the Calls (i.e., First Position Detail Call or Second Position Detail Call); (b) information pertaining to the Depomed Sales Force, including the number of sales representatives and the number of days in the field per sales representative; (c) a list of Prescribers on the Depomed Physician List who, as of the date such report, are Excluded Depomed Physicians.  Depomed warrants and represents that it maintains records of Calls made by its Sales Force and that these records accurately represent the number of Calls made and the relative emphasis given to each Product during a Call.  Esprit shall be entitled to audit the source data and documents used to compile such reports pursuant to the provisions of Section 12.1 of this Agreement.

5.2.          Modification of Depomed Physician List.  Esprit may, in its sole discretion, remove from the Depomed Physician List any Prescriber identified as an Excluded Depomed Physician in the most recent report received by Esprit pursuant to Section 5.1, or who otherwise qualifies as an Excluded Depomed Physician.

5.3.          Esprit Reports.  Within thirty (30) days following the end of each calendar month during the Term, Esprit shall provide Depomed with a status report, which report will summarize, on a monthly and rolling three and 12 month basis, including:  (a) the number of Calls made, including detail as to the Prescribers who received Calls, dates of Calls and the relative emphasis of the Calls (i.e., First Position Detail Call or Second Position Detail Call); (b) information pertaining to the Esprit Sales Force, including the number of sales representatives and the number of days in the field per sales representative; and (c) a list of all Prescribers on the Esprit Target Physician List (which list shall specifically identify those Prescribers who are Esprit Provisional Prescribers).  Esprit warrants and represents that it maintains records of Calls made by its Sales Force and that these records accurately represent the number of Calls made and the relative emphasis given to each Product during a Call.  Depomed shall be entitled to audit the source data and documents used to compile such reports pursuant to the provisions of Section 12.1 of this Agreement.

6.             Compensation

6.1.          Compensation.  During the Term, for each Fiscal Quarter of the Term in which Depomed conducts detailing and promotional activities pursuant to this Agreement, Esprit shall pay Depomed compensation at a rate equal to eighteen (18) percent of the amount of Depomed Net Sales in such Fiscal Quarter.  Compensation payable for any partial Fiscal Quarter during the Term shall be pro-rated based on the number of days within such Fiscal Quarter that occur during the Term relative to the total number of days within such Fiscal Quarter.

6.2.          Payment.  (a)  Within fifteen (15) days after receipt of the Prescriber Data, but in no event later than sixty (60) days after the close of each Fiscal Quarter during the Term, Esprit shall submit to Depomed an accounting reporting the Depomed Net Sales and itemizing all deductions under Section 1.17 for such Fiscal Quarter and calculating the compensation due Depomed for said Fiscal Quarter under Section 6.1 above.  At the time of submitting each accounting report, Esprit shall remit to Depomed all payments accruing under this Agreement during such Fiscal Quarter.  All payments to Depomed under this Agreement shall be made in U.S. Dollars.

(b)           During the Term of this Agreement, any returns, recalls, credits or other reductions to Net Sales allowed by this Agreement shall be recognized in the Fiscal Quarter in which they arise.  If any such reduction results in negative Depomed Net Sales for the current Fiscal Quarter, the negative amount shall be treated as a reduction to Depomed Net Sales for the Fiscal Quarter(s) in which the sales giving rise to such return, recall, credit or other reduction occurred (the “Relevant Fiscal Quarter”) solely for purposes of calculating the compensation that should have been paid to Depomed for the Relevant Fiscal Quarter(s).

(c)           Likewise, if, after the Term of this Agreement, actual Depomed Net Sales are reduced due to returns, recalls, credits, or other reductions allowed by this Agreement relating to Products sold during the Term of this Agreement, then the Net Sales for the Relevant Fiscal Quarter(s) shall be reduced accordingly, solely for purposes of calculating the compensation that should have been paid to Depomed for the Relevant Fiscal Quarter(s).

(d)           Whenever Depomed Net Sales for a Relevant Fiscal Quarter are reduced, whether during or after the Term of this Agreement, Esprit shall give Depomed a report detailing the compensation paid to Depomed in respect of Depomed Net Sales during such Relevant Fiscal Quarter that is in excess of the compensation that should have been paid to Depomed based on the reduced Depomed Net Sales, and Depomed shall return to Esprit such excess compensation within sixty days after receipt of such report.

(e)           For the purposes of calculating any reduction in Depomed Net Sales and any compensation that should have been paid to Depomed under Sections 6.2(b) or 6.2(c), or the excess compensation that is to be returned to Esprit by Depomed under Section 6.2(d), it shall be assumed that the last Product sold in any Relevant Fiscal Quarter is the first Product to come back or be returned, recalled, etc., thus, in effect, causing the above calculations to be determined at the lowest compensation rate that was used in any such Relevant Fiscal Quarter, gradually working toward the highest compensation rate, if more than one compensation rate was used in such Relevant Fiscal Quarter, and, if further calculation is needed, continuing this process in prior Relevant Fiscal Quarter(s).

(f)            Depomed shall not be obligated to reimburse Esprit with respect to any compensation paid by Esprit to Depomed under Section 6.1 on Depomed Net Sales made before the date of termination of this Agreement that were subsequently reduced by retroactive pricing reductions made after such date of termination.

6.3.          Net Sales.  The parties acknowledge and agree that “Net Sales” during any particular period under this Agreement is intended to correspond to “Net Sales” calculated under the License Agreement during the same period, and that any modification of License Agreement to the definition or calculation of “Net Sales”, unless otherwise agreed in writing by the parties, is intended to apply to the definition and calculation of “Net Sales” for purposes of this Agreement.

7.             Regulatory Affairs and Medical Inquiry

7.1.          Ownership of NDA.  Esprit will maintain ownership of the NDA to market the Product and any supplements thereto.  Any future regulatory submissions pertaining to the Product shall be filed by Esprit and maintained in its name, and Esprit shall own any regulatory approvals that may be issued with respect to the Product.

7.2.          Regulatory Affairs.  Esprit shall have the sole right and responsibility, and shall bear all costs related thereto, to take such actions as may be necessary, in accordance with accepted business practices and legal requirements, to maintain the authorization and/or ability to market the Product in the Territory to Prescribers, including, without limitation, the following:

(a)           Responding to customer and medical complaints relating to the quality, strength or purity of the Product.  Depomed agrees that it shall promptly refer any such complaints that it receives to Esprit;

(b)           Handling all returns of the Product.  If the Product is returned to Depomed, it shall be shipped to Esprit’s nearest distribution center, with any reasonable or authorized shipping or other documented out-of-pocket cost to be paid by Depomed.  Depomed and Esprit shall each advise their customers generally that they should make returns to Esprit;

(c)           Handling all recalls of the Product.  At Esprit’s request, Depomed will assist Esprit in receiving the recalled Product, and any direct documented out-of-pocket costs incurred by Depomed with respect to participating in such recall shall be reimbursed by Esprit.

7.3.          Communications with Regulatory Authorities.  Esprit shall have the sole right and responsibility and shall bear all costs related to communications with any government agencies to satisfy their requirements regarding the authorization and/or continued authorization to market the Product in commercial quantities in the Territory to Prescribers.  Depomed shall promptly notify Esprit of any inquiry or other communication that it receives from the FDA concerning the Product.  Esprit shall handle all communications with the FDA concerning the Product, including but not limited to reporting adverse reactions and responding to any inquiries concerning advertising or promotional materials, and shall provide copies of all such communication to Depomed.  Depomed, however shall be able to communicate with such governmental agency regarding the Product if:

(a)           Such communication is necessary to comply with the terms of this Agreement or the requirements of any law, governmental order or regulation; or

(b)           Depomed, if practical, made a request of such agency to communicate with Esprit instead, and such agency refused such request;

provided, however, that before making any communication under (a) or (b) of this Section, Depomed shall give Esprit notice as soon as possible of Depomed’s intention to make such communication, and Esprit shall be permitted to accompany Depomed, take part in any such communications and receive copies of all such communications.

7.4.          Medical Inquiries.  Esprit shall respond to medical questions or inquiries relating to the Product directed to Depomed.  Depomed shall instruct its Sales Force to direct medical inquiries either to Esprit’s medical personnel or to the toll-free number referred to in the following sentence.  Esprit shall maintain a toll-free telephone number to provide information in response to inquiries from health care professionals and consumers.  This number shall be noted in all appropriate advertising and promotional materials.

7.5.          License Agreement.  In the event of any inconsistency between the provisions of this Article 7 and Article 9 of the License Agreement, the License Agreement shall control.

8.             Supply and Distribution

8.1.          Supply.  During the term of the Supply Agreement, the Product shall be supplied to Esprit pursuant to the terms and conditions thereof.  As between Depomed and Esprit, solely for purposes of this Agreement, Esprit shall have sole responsibility and obligation for ensuring that the Product is manufactured, either directly or through a contractor (whether pursuant to the Supply Agreement or otherwise), receiving and processing orders, distributing the Product to customers, and handling Product inventory and receivables, and Esprit shall bear all costs of such activities.  Esprit shall use reasonable efforts to insure that sufficient stock of the Product will be available in its inventory to promptly fill orders from the trade based on its reasonable forecasts of the commercial quantity of product reasonably necessary to ensure the consistent availability of the Product throughout the Territory.  Esprit shall also use reasonable efforts to have FDA-approved manufacturing facilities available to it or its manufacturer (which facilities may be located outside of the Territory) that can produce an amount of the Product in any fiscal year that is equal to or greater than the amount of Product reasonably necessary to ensure the consistent availability of the Product throughout the Territory, based on Esprit’s reasonable forecast.

8.2.          Distribution.  Esprit will supply and distribute the Product to its customers in accordance with the specifications and requirements set forth in the NDA approved by the FDA for sale of the Product in the Territory.  Esprit will be responsible and obligated to supply the Product to customers in accordance with purchase orders received by Esprit from customers for the Product, which supply of the Product shall meet FDA requirements as set forth above.

8.3.          Direct Sales.  Esprit will generally deliver the Product only to wholesalers and to direct buying customers who have accounts with Esprit or its distributor.  If Depomed desires to arrange for Esprit to make direct sales of the Product to any customers who do not have accounts with Esprit or its distributor, Depomed will provide the documentation required by Esprit to determine whether to open an account for such customer.  Depomed is not authorized to open an account with any customer or accept any order on behalf of Esprit.  All orders are subject to acceptance by Esprit.

8.4.          Orders Received by Depomed.  If, for any reason, Depomed should receive orders for the Product other than pursuant to the Supply Agreement, Depomed shall promptly forward such orders to Esprit.

8.5.          Inability to Supply.  In the event that Esprit is at any time unable to supply the Product for any reason whatsoever, whether due to the failure of Esprit or its contract manufacturers to meet their obligations to supply Product or otherwise, such failure will be treated as a force majeure condition under Article 14, and Depomed’s sole and exclusive remedy in respect of such supply failure shall be termination of this Agreement pursuant to Article 14.  In furtherance and not in limitation of the foregoing, in no event shall Esprit be responsible under this Agreement for an inability to supply Product resulting from a breach by Depomed of the Supply Agreement.

9.             Representations and Warranties.

Each party hereby represents and warrants to the other party as follows:

(a)           It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.  It has all requisite power and authority to carry on its business and to own and operate its properties and assets.  The execution, delivery and performance of this Agreement have been duly authorized by its Board of Directors.  Such party has obtained all authorizations, consents and approvals, governmental or otherwise, necessary for the execution and delivery of this Agreement, and to otherwise perform such party’s obligations under this Agreement.

(b)           There is no pending or, to its knowledge, threatened litigation involving it which would have any material adverse effect on this Agreement or on its ability to perform its obligations hereunder.

(c)           There is no indenture, contract, or agreement to which it is a party or by which it is bound which prohibits or would prohibit the execution and delivery by it of this Agreement or the performance or observance by it of any material term or condition of this Agreement.

10.           Indemnification.

10.1.        Indemnification.  Each party will defend, at its own expense, indemnify and hold harmless the other party and its Affiliates from and against any and all damages, liabilities, losses, costs, and expenses, including attorneys fees, arising out of any claim, suit or proceeding brought against the other party to the extent such claim, suit, or proceeding is based upon a claim arising out of or relating to (i) any breach or violation of, or failure to perform, any covenant or agreement made by such indemnifying party in this Agreement, unless waived in writing by the indemnified party; (ii) any breach of the representations or warranties made by such indemnifying party in this Agreement; or (iii) the negligence or willful misconduct of the indemnifying party, except (under any of (i) and (ii)) to the extent arising out of the breach, violation, failure, negligence or willful misconduct of the indemnified party.  Each party agrees that it shall promptly notify the other in writing of any such claim or action and give the indemnifying party full information and assistance in connection therewith.  The indemnifying party shall have the sole right to control the defense if any such claim or action and the sole right to settle or compromise any such claim or action, except that the prior written consent of the other party shall be required in connection with any settlement or compromise which could (i) place any obligation on or require any action of such other party; (ii) admit or imply any liability or wrongdoing of such other party; or (iii) adversely affect the goodwill or public image of such other party.  Notwithstanding the foregoing, the indemnified party may participate therein through counsel of its choice, but the cost of such counsel shall be borne solely by the indemnified party.

10.2.        Survival.  The provisions of this Article 10 shall survive termination of this Agreement and shall remain in effect until a date seven (7) years after the Term of this Agreement.

11.           Confidentiality

11.1.        Confidentiality Obligation.  Except as specifically authorized by this Agreement, each party shall, for the Term and for five (5) years after the expiration or termination of this Agreement, keep confidential, not disclose to others and use only for the purposes authorized herein all Proprietary Information provided by the other under this Agreement; provided, however, that the foregoing obligations of confidentiality shall not apply to the extent that any such information is (i) already known to the recipient at the time of disclosure as evidenced by its prior written records; (ii) published or publicly known prior to or after disclosure other than through unauthorized acts or omissions of the recipient; (iii) disclosed in good faith to the recipient by a third party entitled to make such disclosure; or (iv) independently developed by or on behalf of the recipient without recourse to the disclosure herein as documented in writing.  Notwithstanding the aforesaid, the recipient may disclose Proprietary Information to governmental agencies as required by law, and to vendors and clinical investigators having a need to know and as may be necessary for the recipient to perform its obligations hereunder, but only if such disclosure to vendors and, where practicable, to clinical investigators is in accordance with a written agreement imposing essentially the same obligation of confidentiality on such party as is imposed upon the recipient hereunder.

11.2.        Survival.  The provisions of this Article 11 shall survive termination of this Agreement and shall remain in effect until a date seven (7) years after the Term of this Agreement.

12.           Audits

12.1.        Maintenance of Records.  Each party agrees to keep, for a period of at least three (3) years after the date of entry (or such longer period as may be required by law, or regulation) full and accurate records maintained in accordance with such party’s accounting practices in sufficient detail to enable a third party to accurately calculate Calls completed (in the case of Depomed), and Net Sales and Depomed Net Sales reported and payments to be made under this Agreement (in the case of Esprit).  Such records shall be made available by the audited party for audit by an independent certified public accounting firm designated by the other party and reasonably acceptable to the party whose records are to be examined.  The auditor will only examine such books and records during business hours but not more than twice each fiscal year while this Agreement remains in effect and for two (2) years thereafter in order to verify the calculation of Calls completed (in the case of Depomed), or Net Sales and Depomed Net Sales reported and payments to be made under this Agreement (in the case of Esprit).  The fees and expenses of the auditor performing such verification examination shall be borne by the party conducting the verification; provided, however, that if any verification reveals that the examined party has reported incorrectly, and the amount of such discrepancy is at least five (5) percent of the aggregate amount that should have been reported for the period examined, then the examined party shall pay the entire amount of the fees and expenses for such verification.

12.2.        Audits Conclusive.  All audits and reports and all information contained therein provided to a party pursuant to this article shall be deemed conclusive and binding upon such party unless written objection shall be lodged with the other party within one year from the date of such audit or report, except that objections discoverable only upon audit shall be reserved for a period of one year after completion of an audit in which the facts giving rise to the objection are discovered.

12.3.        Calculation of Costs.  Whenever in this Agreement a party is required to report its costs, or is entitled to receive or obligated to make a payment based on its costs, such costs shall be determined in accordance with generally accepted accounting principles as applied in the United States, consistent with the terms of this Agreement.  The term “out-of-pocket” costs means costs paid to third parties and shall not include any fixed costs, personnel costs, overhead costs, or other costs of a similar nature.

13.                                 Term and Termination

13.1.        Term.  The Term of this Agreement shall commence on the Effective Date and shall continue, unless terminated sooner in accordance with Section 8.5 or the subsequent provisions of this article, until July 24, 2010.  The Term of this Agreement may be extended for subsequent two year periods upon the mutual agreement of the parties, which agreement shall be set forth in writing.  Notwithstanding the foregoing, the Term of this Agreement shall immediately expire upon any termination or expiration of the License Agreement.

13.2.        Termination for Cause.  Either party may terminate this Agreement for Good Cause (as defined in Section 13.4 below), effective at any time after providing sixty (60) days written notice and an opportunity to cure during such sixty (60) day period (if such cure is effected, such notice with respect to such good cause shall be null and void).  If the agreement is so terminated by Depomed for Good Cause, Esprit shall pay to Depomed all of the compensation due to Depomed under Section 6.1 up to and including the calendar month in which effective termination occurs, including sums which have accrued but have not yet been paid as of the effective date of termination.

13.3.        Termination for Change in Control. Esprit may terminate this Agreement upon an Esprit Change in Control (as defined in the License Agreement) upon ninety (90) days’ prior written notice, or one hundred eighty (180) days’ prior written notice if the Promotion Commencement Date has occurred, to Depomed delivered within ninety (90) days’ following the consummation of such Change of Control; provided, however, that if the Promotion Commencement Date occurs prior to Depomed’s receipt of such notice of termination, or if Depomed provides to Esprit a notice of its intention to commence Calls by the Depomed Sales Force pursuant to Section 2.4 prior to Depomed’s receipt of such notice of termination, then such termination shall be effective only if Esprit pays Depomed an Early Termination Fee not later than thirty (30) days after the date on which Depomed receives a notice of termination pursuant to this Section 13.3.

13.4.        Definition of Good Cause.  “Good Cause” which entitles a party to terminate this Agreement under Section 13.2 means:

(a)           The material failure of the other party to comply with its material obligations contained in this Agreement.  These material obligations include, but are not limited to, (i) the failure of Esprit to make the payments required by Sections 6.1, (ii) Esprit being considered as unable to supply the Product in accordance with Section 8.2, and (iii) Depomed’s material breach of its obligations under Section 4.4;

(b)           The entry of an order for relief under the United States Bankruptcy Code (or any corresponding remedy under successor laws) against the other party; the filing of a petition by or against the other party under any bankruptcy, insolvency or similar law (which petition is not dismissed within sixty days after filing), except Chapter 11 of the United States Bankruptcy Code or any successor statute that permits a corporation to continue its operation while protecting it from creditors; the appointment of a receiver for the other party’s business or property; or the other party’s making of a general assignment for the benefit of its creditors; or

(c)           Any force majeure as defined in Article 14 affecting the other party beyond the other party’s control which lasts for a period of at least six (6) months and which is of sufficient intensity to interrupt or prevent the carrying out of such other party’s material obligations under this Agreement during such period.

13.5.        Force Majeure.  Any force majeure of the type described in Article 14 affecting a party hereunder shall provide the other party hereto, at any time after the expiry of the period of six months specified therein and upon sixty days written notice given after such six month period (such notice being, null and void if the force majeure is discontinued during such sixty day period), in addition to the right to terminate this Agreement for good cause under Section 13.2, the right to (i) extend this Agreement for a period equal to the duration of the force majeure which occasioned the delay, interruption or prevention (subject to the maximum term of six months) or (ii) continue the agreement in full force and effect without modification.  In no circumstances will either party be liable to the other for its inability to perform under this Agreement due to any such force majeure.

13.6.        Recall.  Either party shall have the right to terminate this Agreement in the event of a large scale recall or withdrawal of the Product from the Territory resulting from a significant safety risk inherent in the Product and not due to tampering, a remediable manufacturing problem, or other defect that can be cured with respect to Products manufactured after such risk is discovered.

13.7.        Remedies.  Except as indicated in Sections 8.5 and 18.4, termination of this Agreement shall be without prejudice to (a) any remedies which any party may then or thereafter have hereunder or at law; and (b) a party’s right to receive any payment accrued under the agreement prior to the termination date but which became payable thereafter; and (c) either party’s right to obtain performance of any obligations provided for in this Agreement which survive termination by their terms or by a fair interpretation of this Agreement.

13.8.        Post-Termination Obligations.  No additional payment obligations arising under Article 6 hereof shall accrue after the date of expiration or termination of this Agreement; provided, however, that expiration or termination of this Agreement shall not relieve either party of any obligations accruing prior to such expiration or termination.  Certain provisions of this Agreement by their terms continue after the expiration or termination of this Agreement.  In addition, any other provisions required to interpret and enforce the parties’ rights and obligations under this Agreement shall also survive, but only to the extent required for the full observation and performance of this Agreement.  Any expiration or termination of this Agreement shall be without prejudice to the rights of any party against the other accrued or accruing under this Agreement prior to expiration or termination.  Except as expressly set forth herein, the rights to terminate as set forth herein shall be in addition to all other rights and remedies available under this Agreement, at law, or in equity or otherwise.  Upon the expiration or termination of this Agreement pursuant to this Article 13, each party shall promptly transfer and return to the other party all Proprietary Information of the other party (provided that each party may keep one copy of such Proprietary Information of for archival purposes only).

14.           Force Majeure

14.1.        Force Majeure Event.  In the event of any failure or delay in the performance by a party of any provision of this Agreement due to acts beyond the reasonable control of such party (such as, for example, fire, explosion, strike or other difficulty with workmen, shortage of transportation equipment, accident, act of God, or compliance with or other action taken to carry out the intent or purpose of any law or regulation), then such party shall have such additional time to perform as shall be reasonably necessary under the circumstances.  In the event of such failure or delay, the affected party will use its diligent efforts, consistent with sound business judgment and to the extent permitted by law, to correct such failure or delay as expeditiously as possible.

14.2.        Performance.  In the event that a party is unable to perform by a reason described in Section 14.1 above, its obligation to perform under the affected provision of this Agreement shall be suspended during such time of nonperformance.

14.3.        Effect.  If the delay resulting from the force majeure exceeds six months, the injured party may elect to treat such delay as a default and may terminate this Agreement pursuant to the provisions of Section 13.2.  If no notice of such election is given prior to termination of the force majeure, the agreement will continue in effect without modification.

15.           Publicity

Neither party will originate any publicity, news release, public comment or other public announcement, written or oral, whether to the press, to stockholders, or otherwise, relating to this Agreement, without the consent of the other party, except for such announcement which, in accordance with the advice of legal counsel to the party making such announcement, is required by law; provided, however, that each party shall be entitled to refer publicly to the relationship of the parties reflected in this Agreement (i.e., Esprit as the marketer of the Product and Depomed as the co-promoter of the Product in the Territory) in a manner that is not damaging to the business or reputation of the other party.  Except as otherwise permitted pursuant to the immediately preceding sentence, any party making any announcement which is required by law will, unless prohibited by law, give the other party an opportunity to review the form and content of such announcement and comment before it is made.  Either party shall have the right to make such filings with governmental agencies, including without limitation the United States Securities and Exchange Commission, as to the contents and existence of this Agreement as it shall reasonably deem necessary or appropriate.  The parties have agreed upon the form and content of a joint press release to be issued by the parties promptly following the execution of this Agreement. The provisions of this Article 15 shall survive termination of the agreement and shall remain in effect until a date seven (7) years after the Term of this Agreement.

16.                           Notices

16.1.        Notices.  All notifications, demands, approvals and communications required to be made under this Agreement shall be given in writing and shall be effective when either personally delivered or sent by facsimile if followed by prepaid air express addressed as set forth below.  The parties hereto shall have the right to notify each other of changes of address during the life of this Agreement.

DEPOMED, INC.

1360 O’Brien Drive

Menlo Park, California  94025

Attention:  President

Facsimile:  650-462-9991

With a copy to:

Heller Ehrman LLP

275 Middlefield Road

Menlo Park, California  94025

Attention:  Julian N. Stern

Facsimile:  650-324-0638

ESPRIT PHARMA, INC.

2 Tower Center Boulevard
East Brunswick, NJ  08816
Attn:  Steve Bosacki, General Counsel
Facsimile:  (732) 828-9954

16.2.        Receipt.  Any such notice mailed as aforesaid shall be deemed to have been received by and given to the addressee on the date specified on the notice of receipt and delivery evidenced to the sender.

17.           Arbitration

Any and all disputes between the parties relating in any way to the entering into of this Agreement and/or the validity, construction, meaning, enforceability, or performance of this Agreement or any of its provisions, or the intent of the parties in entering into this Agreement, or any of its provisions, or any dispute relating to patent validity or infringement arising under this Agreement shall be settled by arbitration.  Such arbitration shall be conducted in San Francisco, California (if brought by Depomed) or Newark, New Jersey (if brought by Esprit) in accordance with the rules then pertaining of the American Arbitration Association with a single arbitrator selected by the American Arbitration Association from the National Panel of Arbitrators.  Reasonable discovery as determined by the arbitrator shall apply to the arbitration proceeding.  The law of the State of California shall apply to the arbitration proceedings.  Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  The successful party in such arbitration, in addition to all other relief provided, shall be entitled to an award of all its reasonable costs and expenses including attorney costs.

18.           Miscellaneous

18.1.        Assignment.  This Agreement may be assigned by either party without the consent of the other party to (i) an Affiliate, or (ii) a third party in connection with the acquisition of a party (whether by merger, asset sale or otherwise) or the business of a party associated with the Product.  This Agreement may not otherwise be assigned by either party without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.  Each party shall provide the other with at least thirty (30) days’ prior written notice of any assignment of this Agreement.  No assignment permitted by this Section 18.1 to an Affiliate shall serve to release either party from liability for the performance of its obligations hereunder.

18.2.        Independent Contractors.  Nothing herein contained shall be construed to constitute the parties hereto as partners or as joint venturers, or either as agent for the other.  No employee or representative of a party shall have any authority to bind or obligate the other party to this Agreement for any sum in any manner whatsoever, or to create or impose any contractual or other liability on the other party without said party’s authorized written approval.  For all purposes, and notwithstanding any other provision of this Agreement to the contrary, Depomed’s legal relationship under this Agreement to Esprit shall be that of independent contractor.

18.3.        Entire Agreement.  This Agreement, the License Agreement and the Supply Agreement represent the entire agreement between the parties concerning the subject matter hereof and thereof and supersedes all prior or contemporaneous oral or written agreements of the parties.  This Agreement may be modified, amended or changed only by a written instrument signed and delivered by the parties, with clear intent to modify, amend or change the provisions hereof.

18.4.        No Consequential Damages.  Neither Esprit nor Depomed (which for the purposes of this Section 18.4 shall include their respective Affiliates, directors, officers, employees and agents) shall have any liability to the other for any punitive damages, special, incidental, consequential or indirect damages, relating to or arising from this Agreement, even if such damages may have been foreseeable; provided that such limitation shall not apply in the case of fraud or willful misconduct.

18.5.        Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original.

18.6.        Governing Law.  This Agreement, including without limitation any arbitration, shall be construed, regulated and administered and governed in all aspects under and in accordance with the law of the State of California (excluding its or any other jurisdiction’s choice of law principles).

18.7.        Waiver.  Except to the extent that a party may have otherwise agreed in writing, no waiver by such party of any breach by any other party of any of the other party’s obligations, agreements or covenants hereunder shall be deemed to be a waiver by such first party of any subsequent or other breach of the same or any other obligation, agreement or covenant; nor shall any forbearance by a party to seek a remedy for any breach by the other be deemed a waiver by said party of its rights or remedies with respect to such breach or of any subsequent or other breach of the same or any other obligation, agreement or covenant.

18.8.        Binding Effect.  Except as provided in Section 18.1, this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors.

18.9.        Headings.  Headings as used in this Agreement are for convenience only and are not to be construed as having any substantive effect by way of limitation or otherwise.  References to Sections herein are, unless otherwise indicated, references to the designated Sections of this Agreement, unless the content requires otherwise.

18.10.      Severability.  If one or more of the provisions of this Agreement shall, by any court or under any provision of law, be found to be void or unenforceable, the agreement as a whole shall not be affected thereby, and the provisions in question shall be replaced by an interpretation in conformity with law which comes closer to effecting the parties’ original intention.

18.11       Consent to Grant of Security Interest.  Depomed does hereby consent to the granting of a security interest in this Agreement in favor of any Fortress Credit Corp. pursuant to that certain Loan Agreement, dated as of March 9, 2006, among Esprit, Fortress Credit Corp. and the lenders identified therein.   Depomed agrees to execute such other documentation may be reasonably requested by Fortress Credit Corp. to evidence such security interest.

[signature page follows]

Wherefore the parties have caused this Agreement to be executed and delivered by their undersigned duly authorized representatives.

DEPOMED, INC.		ESPRIT PHARMA, INC.

By:	/s/ Carl A. Pelzel	By:	/s/ Steven M. Bosacki
Name: Carl A. Pelzel		Name: Steven M. Bosacki
Title: Executive Vice President & COO		Title: VP, General Counsel & Assistant Secretary

Schedule 1.6
Per Detail Amount

Number of complete months following the Promotion Commencement Date	Per Detail Amount
***	***